October 15, 2021

VIA EDGAR

Brian McAllister
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pembina Pipeline Corporation (the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2020 Filed February 25, 2021 File No. 001-35563

Dear Mr. McAllister:

Reference is made to your letter dated September 21, 2021 regarding the above-captioned Form 40-F. As discussed by telephone yesterday, the Company will provide its response to your letter by October 21, 2021.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at SBurrows@pembina.com.

Very truly yours,

/s/ Scott Burrows
Scott Burrows
Senior Vice-President & Chief Financial Officer

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W., Calgary, Alberta Canada T2P 1G1

Telephone: (403) 231-7500 Fax: (403) 237-0254